Form U-13-60
                    Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                ANNUAL REPORT
                               FOR THE PERIOD
               Beginning January 1, 1996 and Ending December 31, 1996

                                   TO THE
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                                    OF

                          CENTERIOR SERVICE COMPANY
                      (Exact Name of Reporting Company)

                         A Subsidiary Service Company
                          ("Mutual" or "Subsidiary")

Date of Incorporation April 9, 1986 If not Incorporated, Date of
Organization

State or Sovereign Power under which Incorporated or Organized State of
Ohio

Location of Principal Executive               6200 Oaktree Blvd.
Offices of Reporting Company                  Independence, OH 44131

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                              6200 Oak Tree Blvd.
      E.L. Pepin               Controller     Independence, OH 44131
        (Name)                  (Title)	              (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                        THE CENTERIOR ENERGY CORPORATION








                     INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time Of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number Of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered By Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

7. Major Amendments Or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

10. Methods Of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement Of Compensation For Use Of Capital
Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.










                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                     Schedule or Account       Page
Description of Schedules                    Number             Number
    and Accounts

COMPARATIVE BALANCE SHEET                    Schedule I          6,7
SERVICE COMPANY PROPERTY                     Schedule II         8,9
ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY
  PROPERTY                                   Schedule III         10
INVESTMENTS                                  Schedule IV          11
ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                  Schedule V           12
FUEL STOCK EXPENSES UNDISTRIBUTED            Schedule VI          13
STORES EXPENSE UNDISTRIBUTED                 Schedule VII         14
MISCELLANEOUS CURRENT AND ACCRUED ASSETS     Schedule VIII        15
MISCELLANEOUS DEFERRED DEBITS                Schedule IX          16
RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                               Schedule X           17
PROPRIETARY CAPITAL                          Schedule XI          18
LONG-TERM DEBT                               Schedule XII         19
CURRENT AND ACCRUED LIABILITIES              Schedule XIII        20
NOTES TO FINANCIAL STATEMENTS                Schedule XIV         21
COMPARATIVE INCOME STATEMENT                 Schedule XV          22
ANALYSIS OF BILLING - ASSOCIATE COMPANIES    Account 457          23
ANALYSIS OF BILLING - NONASSOCIATE
   COMPANIES                                 Account 458          24
ANALYSIS OF CHARGES FOR SERVICE -
  ASSOCIATE AND NONASSOCIATE COMPANIES       Schedule XVI   25,26,27
SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                           Schedule XVII     28,29
DEPARTMENTAL ANALYSIS OF SALARIES            Account 920          30
OUTSIDE SERVICES EMPLOYED                    Account 923      31,32,
                                                            33,34,35
EMPLOYEE PENSIONS AND BENEFITS               Account 926          36
GENERAL ADVERTISING EXPENSES                 Account 930.1        37
MISCELLANEOUS GENERAL EXPENSES               Account 930.2        38
RENTS                                        Account 931          39
TAXES OTHER THAN INCOME TAXES                Account 408          40
DONATIONS                                    Account 426.1        41
OTHER DEDUCTIONS                             Account 426.5        42
NOTES TO STATEMENT OF INCOME                 Schedule XVIII       43





              LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                     Page

ORGANIZATION CHART                                        44

METHODS OF ALLOCATION                                     45

ANNUAL STATEMENT OF COMPENSATION FOR USE                N/A
  OF CAPITAL BILLED


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.







              ANNUAL REPORT OF CENTERIOR SERVICE COOMPANY - 1996
                    SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT               ASSETS AND OTHER DEBITS        As of December 31
                                              CURRENT      PRIOR
SERVICE COMPANY PROPERTY
101  Service Company property (Schedule II)        $    -       $    -
107  Construction work in progress (Schedule II)        -            -
     Total Property                                     -            -
108  Less accumulated provision for depreciation
     and amortization of service company
     property (Schedule III)                            -            -
     Net Service Company Property                       -            -

INVESTMENTS
123  Investments in associate companies (Schedule IV)
124  Other investments (Schedule IV)                   -           122
     Total Investments                                 -           122
CURRENT AND ACCRUED ASSETS
128  Other Special Funds                             178           579
131  Cash                                            168           129
134  Special deposits                                -             -
135  Working funds                                   -             -
136  Temporary cash investments (Schedule IV)        100           100
141  Notes receivable                                (20)         (343)
143  Accounts receivable                             281           230
144  Accumulated provision for uncollectible
     accounts                                          -             -
146  Accounts receivable from associate
     companies (Schedule V)                       67,517        64,520
152  Fuel stock expenses undistributed
     (Schedule VI)                                   -             -
154  Materials and supplies                          -             -
163  Stores expense undistributed (Schedule VII)     -             -
165  Prepayments                                   1,031         1,374
171  Interest Receivable                             -             -
174  Miscellaneous current and accrued
     assets (Schedule VIII)                          -             -
     Total Current and Accrued Assets             69,255        66,589
DEFERRED DEBITS
181  Unamortized debt expense                        -             -
182  Regulatory Assets                              (240)         (240)
184  Clearing accounts                               -             -
186  Miscellaneous deferred debits (Schedule IX)   2,628         1,957
188  Research, development, or demonstration
     expenditures (Schedule X)                       -             -
190  Accumulated deferred income taxes             1,972         2,717
     Total Deferred Debits                         4,360         4,434
     TOTAL ASSETS AND OTHER DEBITS               $73,615       $71,145





               ANNUAL REPORT OF CENTERIOR SERVICE COMPANY - 1996
                    SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL     As of December 31
                                               CURRENT     PRIOR

PROPRIETARY CAPITAL
201  Common stock issued (Schedule XI)               $     1   $     1
211  Miscellaneous paid-in-capital (Schedule XI)         -         -
215  Appropriated retained earnings (Schedule XI)        -         -
216  Unappropriated retained earnings (Schedule XI)      -         -
     Total Proprietary Capital                             1         1
LONG-TERM DEBT
223  Advances from associate companies
       (Schedule XII)                                 24,235    22,132
224  Other long-term debt (Schedule XII)                 -         -
225  Unamortized premium on long-term debt               -         -
226  Unamortized discount on long-term debt-debit        -         -
     Total Long-term Debt                            24,235    22,132
OTHER NON-CURRENT LIABILITIES
228.3  Accumulated provision for pensions & benefits  23,066    19,146
228.4  Partnership funds                                 989      -
       Total Other Non-Current Liabilities            24,055    19,146
CURRENT AND ACCRUED LIABILITIES
231  Notes payable                                       -         -
232  Accounts payable                                  9,056     7,466
233  Notes payable to associate
     companies (Schedule XIII)                            -        --
234  Accounts payable to associate
     companies Schedule XIII)                         (1,512)     (242)
236  Taxes accrued                                      (381)      440
237  Interest accrued                                     (9)      192
238  Dividends declared                                   -        -
241  Tax collections payable                              767      529
242  Miscellaneous current and accrued
     liabilities (Schedule XIII)                        9,404   12,075
     Total Current and Accrued Liabilities             17,325   20,460
DEFERRED CREDITS
253  Other deferred credits                             3,501    5,383
255  Accumulated deferred investment tax credits          -         -
     Total Deferred Credits                             3,501    5,383
282  ACCUMULATED DEFERRED INCOME TAXES                    -         -
283  Accumulated Deferred Income Taxes - Other         4,498     4,023
        TOTAL LIABILITIES AND PROPRIETARY CAPITAL     $73,615  $71,145








                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1996
                   SCHEDULE II - SERVICE COMPANY PROPERTY

                                      Retirements
                   Beginning              or      Other    Close of
Description         of Year  Additions  Sales    	Changes 1/  Year

SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION     $       $    	    $          $          $
303  MISCELLANEOUS
INTANGIBLE PLANT
LAND AND LAND RIGHTS
305  STRUCTURES AND
     IMPROVEMENTS
306  LEASEHOLD
    IMPROVEMENTS
307  EQUIPMENT 2/ __
308  OFFICE FURNITURE
AND EQUIPMENT
309  AUTOMOBILES, OTHER
VEHICLES AND
RELATED GARAGE
EQUIPMENT
310  AIRCRAFT AND
AIRPORT EQUIPMENT
311  OTHER SERVICE
COMPANY PROPERTY 3/    _ _
SUB-TOTAL               -        -        -	         -           -
107  CONSTRUCTION WORK
IN PROGRESS 4/__
TOTAL                 $ -     $  -      $ -        $ -        $  -


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:








                           SCHEDULE II - CONTINUED


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE - COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF
      EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                            Balance at
                                                             Close of
      Subaccount Description      Additions                    Year
               NONE



3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

4/    DESCRIBE CONSTRUCTION WORK IN PROGRESS:







           ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
               For the Year Ended December 31, 1996
     SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND
               AMORTIZATION OF SERVICE COMPANY PROPERTY

                           Additions
                             Charged          	       Other
                 Beginning      to                    Changes  Close of
    Description    of Year  Account 403  Retirements  (Deduct)1/  Year

Account
301  ORGANIZATION
303  MISCELLANEOUS
     INTANGIBLE PLANT
304  LAND AND LAND
     RIGHTS
305  STRUCTURES AND
     IMPROVEMENTS
306  LEASEHOLD
     IMPROVEMENTS
307  EQUIPMENT
308  OFFICE FURNITURE
     AND FIXTURES
309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT
310  AIRCRAFT AND
     AIRPORT EQUIPMENT
311  OTHER SERVICE
     COMPANY PROPERTY
                  $ -    $ - 	      $     -     $        $ -


1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:





               ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                   For the Year Ended December 31, 1996
                        SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:    Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                          Balance at     Balance at
                                           Beginning      Close of
Description                                 of Year        Year

ACCOUNT 123 -   INVESTMENT IN ASSOCIATE
                   COMPANIES                   $  -          $   -
ACCOUNT 124 -   OTHER INVESTMENTS :
                Purchase of emission allowance    122            -
Account 136 -   TEMPORARY CASH INVESTMENTS        100          100


                        TOTAL                    $222         $100





                ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                   For the Year Ended December 31, 1996
         SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:   Complete the following schedule listing accounts
                receivable from each associate company.

                Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                       Balance at   Balance at
                                        Beginning    Close of
      Description                         of Year      Year

ACCOUNT 146 -  ACCOUNTS RECEIVABLE FROM
                  ASSOCIATE COMPANIES:
               THE CLEVELAND ELECTRIC
                  ILLUMINATING CO.              $44,654       $48,615
               THE TOLEDO EDISON COMPANY         19,802        18,733
               CENTERIOR ENERGY CORPORATION           2            12
               CENTERIOR PROPERTIES COMPANY          33             -
               CCO COMPANY                           29           157

                        TOTAL                   $64,520       $67,517


ANALYSIS OF CONVENIENCE OR ACCOMMODATION
      PAYMENTS:                                                Total
                                                             Payments


                                                                 -



                      TOTAL PAYMENTS                       $     -






                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with
                  respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                                    Labor      Expenses    Total


ACCOUNT 152 - FUEL STOCK EXPENSES
                UNDISTRIBUTED

NONE

       TOTAL                          --         --          --


SUMMARY:




                     ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                        For the Year Ended December 31, 1996
                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:      Report the amount of labor and expenses incurred with
                   respect to stores expense during the year and indicate amount attributable to each associate company.

   Description                  Labor      Expenses       Total

ACCOUNT 163 - STORES EXPENSE
                UNDISTRIBUTED      $          $              $
NONE


           TOTAL                   $     -    $      -       $    -





                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
             SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:    Provide detail of items in this account. Items less
                 than $10,000 may be grouped, showing the number of items in each group.

                                   Balance at           Balance at
                                   Beginning            Close of
            Description            of Year                 Year

ACCOUNT 174 - MISCELLANEOUS CURRENT
AND ACCRUED ASSETS

NONE



                      TOTAL              -                      -





                    ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                        For the Year Ended December 31, 1996
                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:    Provide detail of items in this account. Items less
                 than $10,000 may be grouped by class showing the number of items in each class.

                                    Balance at            Balance at
                                    Beginning             Close of
            Description              of Year                 Year

ACCOUNT 186 - MISCELLANEOUS DEFERRED
                DEBITS

Deferred Dental Benefit Cost         $  194                $  201
Deferred Office Equipment             1,208                 1,220
Other                                   555                 1,207


                      TOTAL           $1,957               $2,628





                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
     SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:   Provide a description of each material research,
                development, or demonstration project which incurred costs by the service corporation during the year.

Description                                       Amount

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
                 DEMONSTRATION

NONE




                    TOTAL                          $   -





                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
                        SCHEDULE XI - PROPRIETARY CAPITAL


                                              Par Or   Outstanding Close
Account                           Number Of	  Stated      Of Period
Number       Class Of Stock       Shares      Value     No. Of    Total


201       COMMON STOCK ISSUED       750       $-	       750	       $1

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

Description

ACCOUNT 211 - MISCELLANEOUS PAID IN CAPITAL
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS
                  TOTAL                                       $    -


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                      Balance     Net Income            Balance
                     Beginning      Or       Dividends  Close Of
Description           of Year      (Loss)	      Paid       Year


ACCOUNT 216 - UNAPPROPRIATED
     RETAINED EARNINGS

NONE

TOTAL                  $  -        $  -      $  -      $  -





                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
                        SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported
                separately for advances on notes, and advances on open
                account. Names of associate companies from which advances
                were received shall be shown under the class and series
                of obligation column. For Account 224 - Other long term
                debt provide the name of creditor company or
                organization, terms of the obligation, date of maturity,
                interest rate, and the amount authorized and outstanding.

                   	Terms of Oblig  	Date              		Balance At   	Balance At			                         Balance At
                   	Class & Series	  Of	       Interest  Amount	       Beginning			                          At Close
Name Of Creditor	   Of Obligation  	 Maturity   	Rate   	Authorized   	Of Year	   Additions	   Deductions	   Of Year

ACCOUNT 223 - ADVANCES
  FROM ASSOCIATE
  COMPANIES:	      Advance on Open				                                 $22,132	   $341,438	    $339,335	     $24,235
                   Account Centerior
                   Energy Corp.

ACCOUNT 224 - OTHER LONG-TERM DEBT			                                 	   -   	        -     	     -    	        -

                  TOTAL 				                                           $22,132	   $341,438	    $339,335	     $24,235

1/GIVE AN EXPLANATION OF DEDUCTIONS: Payments Per Agreements








                      ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                          For the Year Ended December 31, 1996
                    SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:    Provide balance of notes and accounts payable to each
                 associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                          Balance at     Balance at
                                          Beginning      Close of
               Description                of Year         Year
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
                 COMPANIES
        NONE
                TOTAL                          -               -

ACCOUNT 234 - ACCOUNTS PAYABLE TO
     ASSOCIATE COMPANIES

The Cleveland Electric Illuminating Co.   $(204)          $    600
The Toledo Edison Co.                      (124)            (2,188)
Centerior Energy Corporation                 86                 76

                    TOTAL                 $(242)           $(1,512)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
     ACCRUED LIABILITIES
ACCRUALS - Deferred Compensation -
              Exec. Officers             $  141             $  130
         - Net Payroll Payable            1,927              1,941
         - Bond Purchase Plan              (164)                 7
         - Stock Purchase Plan              120                 53
         - Employee Savings Plan-
             Before Tax                     293                118
         - Court Bankruptcy                  15                  -
         - CSC - United Way                  41                 14
         - CSC - Child Support               17                 16
         - Accrued Vacation               4,296              4,290
         - Flexible Spending Acct. -
             Health Care                     73                  -
         - Flexible Spending Acct. -
             Dependent Care                  41                  -
         - GULP - Executive Insurance       132                132
         - Miscellaneous - Other              6                  8
         - Unclaimed Funds                  (78)                 -
         - Employee Savings Plan -
             After Tax                       44                 24
         - SFAS 112 Workers Comp Liability  537                150
         - SFAS 112 Long-Term
             Disability                   1,164                804
         - SFAS 112 Short-Term
             Disability                   1,585              1,661
         - TECO FCU                          60                 56
         - Corporate Incentive
            Compensation Payout           1,825                  -
                    TOTAL               $12,075             $9,404





                    ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                       For the Year Ended December 31, 1996

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.    SIGNIFICANT ACCOUNTING POLICIES:

      General - Centerior Service Company (Service Company) was incorporated in 1986 and is a wholly owned subsidiary of Centerior Energy Corporation (Centerior Energy). The Service Company provides management, financial, administrative, engineering, legal and other services to Centerior Energy and Centerior Energy's five wholly owned subsidiaries, including two electric utilities, The Cleveland Electric Illuminating Company (Cleveland Electric) and The Toledo Edison Company (Toledo Edison).

      The Service Company follows the Uniform System of Accounts for Mutual Service Companies as prescribed by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

      Income And Expense - The Service Company provides its services at cost. These costs are determined on a direct charge basis to the extent possible and on a reasonable basis of proration for indirect costs.

      Monthly Billings - As soon as practical after the close of each month, each company receiving services from the Service Company is billed for services, overheads and expenses for such month. Such bills are paid within five business days after receipt of the bill. The charges for services include no compensation for the use of equity capital, all of which is furnished to the Service Company by it's parent, Centerior Energy.

2.   SHORT-TERM BORROWING ARRANGEMENTS:

     As of December 31, 1996, the Service Company had no bank lines of credit. The Service Company may borrow up to $25,000,000 under a $125,000,000 revolving credit facility of Centerior Energy.





                ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                   For the Year Ended December 31, 1996
                     SCHEDULE XV - STATEMENT OF INCOME

Account             Description             Current Year     Prior Year

INCOME

457  Services rendered to associate companies  $208,612        $208,076
458  Services rendered to nonassociate
       companies                                     -                -
415  Jobbing                                         -                -
421  Miscellaneous income or loss                    -                -
            Total Income                       208,612          208,076
EXPENSE

920  Salaries and wages                         94,745           69,817
921  Office supplies and expenses               77,152          105,818
922  Administrative expense transferred-
        credit                                      -               -
923  Outside services employed                  20,748            7,615
924  Property insurance                             -               -
925  Injuries and damages                          (14)             321
926  Employee pensions and benefits                181            7,640
928  Regulatory commission expense                  -               -
930.1  General advertising expenses                 -               -
930.2  Miscellaneous general expenses            4,324            4,952
931  Rents                                       3,960            2,588
932  Maintenance of structures and equipment        -               -
403  Depreciation and amortization expense          -               -
408  Taxes other than income taxes               6,788            9,120
409  Income taxes                                 (679)           (453)
410  Provision for deferred income taxes         3,303            1,758
411  Provision for deferred income taxes -
      credit                                    (2,082)         (1,306)
411.5 Investment tax credit                         -               -
417   Non-utility business venture expense         186              -
426.1 Donations                                     -               -
426.5 Other deductions                              -               -
427  Interest on long-term debt                     -               -
430  Interest on debt to associate
      companies                                     -               -
431  Other interest expense                         -              206
            Total Expense                     208,612          208,076
            Net Income or (Loss)             $      -        $      -





                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1996
                           ANALYSIS OF BILLING

                       ASSOCIATE COMPANIES - ACCOUNT 457

                         Direct   Indirect  Compensation   Total
                          Costs    Costs        For Use     Amount
Name Of Associate        Charged  Charged    Of Capital    Billed
Company
                            457-1   457-2       457-3

Cleveland Electric
   Illuminating Company   $131,361  $17,227	   $    -    $148,588
Toledo Edison Company       50,277    9,499         	      59,776
Centerior Energy
   Corporation                  -      248          -         248




     TOTAL                $181,638  $26,974	   $    -    $208,612






                    ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1996
                              ANALYSIS OF BILLING
                       NONASSOCIATE COMPANIES - ACCOUNT 458


INSTRUCTION:      Provide a brief description of the services rendered
                  to each nonassociate company:

                                          Compen-
                                          sation          Excess
Name Of Nonassociate   Direct   Indirect  For Use          Or
    Company            Costs    Costs      Of      Total  Defici-  Total
                       Charged  Charged   Capital  Cost   ency     Amount
                       458-1    458-2     458-3           458-4    Billed






       TOTAL            $  -    $  -     $   -    $  -     $   -   $   -





                     ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                        For the Year Ended December 31, 1996
                 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE AND
                        ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTION:     Total cost of service will equal for associate and
                 nonassociate companies the total amount billed under
                 their separate analysis of billing schedules.

                           ASSOCIATE COMPANY            	NONASSOCIATE
                               		CHARGES			               CO. CHARGES
                       	DIRECT 	INDIRECT        		DIRECT  INDIRECT
                         	COST   	COST   	TOTAL   	COST   	 COST      	TOTAL

920  SALARIES AND WAGES  	$82,138	 $12,607 	$94,745 	$ -     	$ -	       $ -
921  OFFICE SUPPLIES AND  	67,227	   9,925	  77,152   	-       	-         	-
     EXPENSES
922  ADMINISTRATIVE
     EXPENSE - CREDIT        	-       	-	       -     	-       	-         	-
923  OUTSIDE SERVICES
     EMPLOYED	             20,135     	613  	20,748	   -	       -         	-
924  PROPERTY INSURANCE       	-      	-       	-     	-       	-         	-
925  INJURIES AND DAMAGES	    (10)     	(4)    	(14)	  -       	-         	-
926  EMPLOYEE PENSIONS
     AND BENEFITS	             78     	103      	181  	-       	-         	-
928  REGULATORY COMMISSION	    -        	-	      -    	-       	-         	-
     EXPENSE
930.1 GENERAL ADVERTISING     	-        	-      	-    	-       	-         	-
      EXPENSE
930.2 MISCELLANEOUS GENERAL	3,378     	946    	4,324  	-       	-         	-
      EXPENSES
931  RENTS	                 3,960       -     	3,960  	-       	-         	-
932  MAINTENANCE OF
     STRUCTURES AND	           -	       -       	-    	-       	-         	-
     EQUIPMENTS
403  DEPRECIATION AND
     AMORTIZATION	             -       	-       	-    	-        	-        	-
408  TAXES OTHER THAN
     INCOME TAXES          4,004    	2,784    	6,788  	-        	-        	-
409  INCOME TAXES          	(679)      	-	      (679) 	-        	-        	-
410  PROVISION FOR
     DEFERRED INCOME TAXES	3,303       	-     	3,303  	-        	-        	-
411  PROVISION FOR
     DEFERRED INCOME
     - CREDIT            (2,082)        -     (2,082)  -         -         -
411.5 INVESTMENT TAX
      CREDIT               	 -         	-       	-    	-        	-        	-
417  NON-UTILITY BUSINESS
     VENTURE EXPENSE. 	     186        	-       	186  	-        	-        	-
426.1 DONATIONS             	-         	-       	-    	-        	-        	-
426.5 OTHER DEDUCTIONS      	-         	-       	-    	-        	-        	-

427  INTEREST ON
     LONG-TERM DEBT         	-         	-       	-    	-        	-        	-
431  OTHER INTEREST EXPENSE	--        	--       	-    	-         -         -
        TOTAL EXPENSES =	 181,638	 26,974	   208,612	  -   	     -	        -
     COMPENSATION FOR USE
        OF EQUITY CAPITAL =
430  INT ON DEBT TO ASSOC.
        COMPANIES =
     TOTAL COST OF
       SERVICE =	        $181,638	$26,974	  $208,612	$  -  	$    -	    $  -






                                           TOTAL CHARGES FOR SERVICE
                                           DIRECT     INDIRECT
                                           COST       COST       TOTAL

920   SALARIES AND WAGES                 $ 82,138    $12,607	   $ 94,745
921   OFFICE SUPPLIES AND EXPENSES         67,227      9,925   	  77,152
922   ADMINISTRATIVE EXPENSE TRANSFERRED
         -CREDIT                               -          -          -
923   OUTSIDE SERVICES EMPLOYED            20,135        613   	  20,748
924   PROPERTY INSURANCE                       -         -         -
925   INJURIES AND DAMAGES                    (10)        (4)       (14)
926   EMPLOYEE PENSIONS AND BENEFITS           78         103       181
928   REGULATORY COMMISION EXPENSE              -          -          -
930.1 GENERAL ADVERTISING EXPENSE               -          -          -
930.2 MISCELLANEOUS GENERAL EXPENSES        3,378        946      4,324
931   RENTS                                 3,960          -      3,960
932   MAINTENANCE OF STRUCTURES AND
         EQUIPMENTS                             -          -          -
403   DEPRECIATION AND AMORTIZATION             -          -          -
408   TAXES OTHER THAN INCOME TAXES         4,004      2,784      6,788
409   INCOME TAXES                           (679)        -        (679)
410   PROVISION FOR DEFERRED INCOME TAXES   3,303         -       3,303
411   PROVISION FOR DEFERRED INCOME TAXES
         - CREDIT                          (2,082)        -      (2,082)
411.5 INVESTMENT TAX CREDIT                     -         -          -
417   NON-UTILITY BUSINESS VENTURE EXPENSE    186         -         186
426.1 DONATIONS                                -          -          -
426.5 OTHER DEDUCTIONS                         -          -          -
427   INTEREST ON LONG-TERM DEBT               -          -          -
431   OTHER INTEREST EXPENSE                   -          -          -
      TOTAL EXPENSES =                    181,638     26,974    208,612
COMPENSATION FOR USE OF EQUITY CAPITAL =
430   INT ON DEBT TO ASSOC.
     COMPANIES =                               -          -          -
TOTAL COST OF SERVICE =                  $181,638    $26,974   $208,612





                       ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                          For the Year Ended December 31, 1996
          SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR
                                     SERVICE FUNCTION

Instructions:  	Indicate each department or service function.
                (See Instruction 01-3 General Structure of Accounting
                System: Uniform System of Accounts.

	               	                                              				DEPARTMENT OR SERVICE FUNCTION
                   	TOTAL	               	Exec			                         	Corporate		            Strategic	   Human
                  	AMOUNT    OVERHEAD   	Staff   	Controllers  	Treasury  Relations  	Auditing	  Planning	    Resources	  Rates

920	SALARIES AND
      WAGES	       $ 94,745    	-	      $ 1,885	   $ 6,103 	     $ 2,333  	$  210	      $ 1,238	  $ 1,029	     $ 9,702	   $ 1,417
921	OFFICE SUPPLIES
      AND EXPENSES   77,152	    -	          773    	(1,295)       	2,073    2,882        	  123	      792	      19,707	       345
922	ADMINISTRATIVE
      EXPENSE            -	     -           	-         	-            	-       -             	-      	  -       	   -	          -
      TRANSFERRED
      -CREDIT
923	OUTSIDE
      SERVICES
      EMPLOYED      	20,748    	-          	231       	72           	286     	725	          529  	     23	      (1,179)	      378
924	PROPERTY
      INSURANCE         -	      -           	-         	-            	-       	-        	    -    	    -	          -	          -
925	INJURIES AND
      DAMAGES          (14)	    -           	-         	-           	370	      -	            -	        -     	     -	          -
926	EMPLOYEE
      PENSIONS AND    	181     	-	           -         	-            	-	       -   	         -	        - 	         181	        -
      BENEFITS
928	REGULATORY
      COMMISSION       	-      	-           	-         	-            	-     	  -	            -	        -	           -	         -
      EXPENSE
930.1	GENERAL
        ADVERTISING	    -	      -	           -         	-	            -	       -	            -	        -	           -	         -
        EXPENSE
930.2	MISCELLANEOUS-
        GENERAL     	4,324	     -           	-         	-          	(34)       364	          -	        - 	         (10)	       -
        EXPENSES
931	RENTS	           3,960     	-           	-         	-           	-	         -	           -	        -	           - 	        -
932	MAINTENANCE OF
       STRUCTURES	      -      	-           	-         	-           	-    	     -	           -	        - 	          - 	        -
      	AND EQUIPMENTS
403	DEPRECIATION AND
       AMORTIZATION    	-      	-           	-         	-           	-   	      -  	         -	        -	           -	         -
408	TAXES OTHER THAN
      INCOME TAXES  	6,788     	-           	-      	6,788          	-	         -	           - 	       -	           - 	        -
409	INCOME TAXES     	(679)    	-           	-       	(679)         	-        	 -	           -	        - 	          -	         -
410	PROVISION FOR
      DEFERRED      	3,303	     -	           -	      3,303          	-   	      -	           -	        -	           -	         -
    INCOME TAXES
411	PROVISION FOR
      DEFERRED     	(2,082)	    -           	-	     (2,082)         	-     	    -	           -	        - 	          -	         -
      INCOME TAXES
      - CREDIT
411.5	INVESTMENT TAX
        CREDIT	         -	      -	           -         	-           	-	         -	           -	        -  	         -         	-
417	NON-UTILITY BUSINES
   	  VENTURE EXPENSE	 186     	-           	-         	-           	-      	   -	           -	         1	          -	         -
426.1	DONATIONS        	-      	-           	-         	-           	-     	    -	           - 	       -	           -	         -
426.5	OTHER DEDUCTIONS	 -      	-           	-         	-           	-      	   - 	          -	        - 	          - 	        -
427  INTEREST ON
       LONG-TERM DEBT 	 -	      -           	- 	        -           	-      	   -	           -	        - 	          -	         -
431	OTHER INTEREST
      EXPENSE	          -	      -	           -	         -	           -	         - 	          -	        - 	          -

     TOTAL
  EXPENSES =    	$208,612	  $   -      	$ 2,889	   $12,210     	$ 5,028  	 $ 4,181	     $ 1,890	    $ 1,845	     $28,401	   $ 2,140




                     ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                        For the Year Ended December 31, 1996
            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR
                               SERVICE FUNCTION

                          			Legal &	  Corprate   Fossil & 			                        Operations			                     Environ-
ACCOUNT	  Info     Pro-      Gov't    	Communi-	  Operations        		System 		       Corporate	   Customer  	Customer	 mental &
NUMBER		  Systems  curement  Affairs   cations  	 Services  	Nuclear 	Planning	 Mkt 	 Engineer 	   Services	  Support	  Safety


920	     $10,830	   $ 2,548   $ 2,717	  $ 1,409   	$16,276	  $ 240	    $ 8,928	 $14,098	 $ 6,311	  $ 4,544	   $ 1,299	  $ 1,628
921	       8,708     	1,713   	(1,376)     	857	     3,854     	54      	1,799	  20,228	   2,333	   12,584	       491	      507
922          - 	        -        	-         	-        	-       	-          	- 	     -	        -	       - 	         -	        -
923	       2,549       	591    	6,685      	166     	5,765     	78        	 58	   1,233	   1,164	    1,278	        -	       116
924	         -         	-        	-         	-        	-       	- 	         -	      -	        -	       - 	         -	        -
925	         -         	-        	-         	-        	-       	-        	  -	      -	        - 	     (384)	       -	        -
926         	-         	-        	-         	-        	-	       -       	   -	      -	        - 	      -	          - 	       -
928         	-         	-        	-         	-        	-       	-  	        -	      - 	       -	       -	          -	        -
930.1	       -	         -        	-         	-        	-	       -	          -	      -	        -	       - 	         - 	       -
930.2	       -	         -      	4,004       	-        	-       	- 	         -	      -	        -        -	          - 	       -
931	         -	         -	        -         	-	        -	       -	          -	      - 	       - 	    3,960 	       -	        -
932	         -	         -	        -	         -	        -       	-          	-	      -	        -	       -	          - 	       -
403	         -         	-        	-         	-	        -       	-	          -	      - 	       -	       - 	         -	        -
408         	-	         -	        -         	-        	-	       -	          -	      -	        -	       -	          -	        -
409         	-	         -	        -	         -        	-	       -	          -	      -	        -	       -	          - 	       -
410	         -	         -        	-         	-	        -	       -	          -	      -   	     -	       -	          -	        -
411.5       	-         	-        	-         	-        	-       	- 	         -	      - 	       -	       -	          -	        -
417         	-         	-         - 	        -	       185      	-          	-	      -	        -	       -	          - 	       -
421	         -	         -        	- 	        -	        -	       -	          -	      - 	       -	       -	          - 	       -
426.1	       -	         -	        -         	- 	       -	       -       	   -	      - 	       -	       - 	         -       	 -
426.5	       -      	   -	        -	         -	        -       	-	          -	      - 	       -	       -         	 - 	       -
427         	-         	-        	-         	-        	-       	-	          -	      - 	       -	       -	          - 	       -
430	         -	         -	        -	         -	        -	       -	          -	      -	        -	       -	          -	        -
431	         -	         -	        -	         -	        -	       - 	         -	      - 	       -	       - 	         - 	       -
TOTAL   	$22,087   	 $4,852  	$12,030   	$2,432	   $26,080     $372	     $10,785	$35,559	  $9,808	  $21,982	    $1,790	   $2,251





                        ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                           For the Year Ended December 31, 1996
                      DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                         DEPARTMENTAL SALARY EXPENSE             NUMBER OF
NAME OF DEPARTMENT          INCLUDED IN AMOUNTS      BILLED TO   PERSONNEL
Indicate each          TOTAL     PARENT     OTHER       NON      END OF
department            AMOUNT    COMPANY  ASSOCIATES  ASSOCIATES  YEAR
or service function.

Executive Staff    $   1,885    $   -	  $   1,885	     $   -       11
Controllers            6,103        -	      6,103          -      112
Treasury               2,333        -	      2,333          -       15
Corporate Relations      210        -         210          -       20
Auditing               1,238        -	      1,238          -       17
Strategic Planning     1,029        -	      1,029          -       14
Human Resources        9,702        -	      9,702          -       73
Procurement            2,548        -	      2,548          -       38
Information Systems   10,830        -	     10,830          -      154
Legal & Governmental
   Affairs             2,717        -      2,717           -       51
Corporate Communi-
   cations             1,409        -      1,409           -       20
Fossil Operations
   & Services         16,276        -     16,276           -      260
Nuclear                  240        -        240           -        1
System Planning        8,928        -      8,928           -      135
Marketing             14,098        -     14,098           -      146
T&D Operations
   & Engineering       6,311        -      6,311           -       68
Corporate Services     4,544        -      4,544           -       74
Customer Support       1,299        -      1,299           -       21
Environmental &
   Safety              1,628        -      1,628           -       16
Rates                  1,417        -	     1,417	          -       21
      TOTAL          $94,745	    $  -    $94,745      $    0    1,267





                ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                   For the Year Ended December 31, 1996
                  OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                         "A"=ASSOCIATE
                                                            "NA"- NON
     FROM WHOM PURCHASED         ADDRESS       ASSOCIATE      AMOUNT

Management Consulting
Fees & Expenses

Arter & Hadden           Washington, DC 20006       NA          $ 81

Bill Usery Associates    Washington, DC 20006       NA           503

CAPI                     West Chester, OH 45071     NA            31

CSC Index                Charlotte, NC 28920        NA         1,925

Casazza, Shultz and
   Associates            Arlington, VA  22209       NA           122

Coopers & Lybrand LLP    Chicago, IL 60673          NA            81

Dames & Moore            Los Angeles, CA  90070     NA           387

Delta Research Company   Chicago, IL  60610         NA           218

Dix & Eaton, Inc.        Cleveland, OH 44190        NA           157

ECAR General Account     Canton, OH 44702           NA            28

Ernst & Young            Cleveland, OH 44115        NA           339

Independent Consulting   North Olmsted, OH 44070    NA            26

Jastech Inc.             Cleveland, OH  44190-1547  NA           325

Johnson & Higgins        Chicago, IL  60673-0998    NA            90

Price Waterhouse         Pittsburgh, PA 15264-1252  NA           435

PSP Human Resource
   Development           Pittsburgh, PA 15219       NA            32

Quadres Corporation      Cleveland, OH 44131        NA           450

Ruvolo & Associates      Toledo, OH  43604-1220     NA            25

Saunders, Donald H.      Toledo, OH 43652           NA            98

Shelton, Donald C        Toledo, OH 43652            NA            37

Tim D. Martin &
   Associates            Herndon, VA 20170           NA           115

UMS Group Inc.           Parsippany, NJ 07054        NA            99

Other Payees (25)                                    NA           151
                                                                5,755

Auditors Fees & Expenses

Arthur Andersen & Co.    Cleveland, OH 44114         NA         1,001
                                                                1,001

Legal Fees & Expenses

Baker & Hostetler        Cleveland, OH 44190         NA           50

Brown & Wood             New York, NY 10048          NA           52

Calfee, Halter &
   Griswold              Cleveland, OH  44114-2688   NA          559

Fuller & Henry           Toledo, OH 43603-2088       NA          234

Jones, Day Reavis
   & Pogue               Cleveland, OH  44190        NA           97

McHugh & McCarthy        Sylvania, OH 43560          NA           97

McLaren, Richard W.      Moreland Hills, OH  44022   NA          212

Reid & Priest            New York, NY 10009-4097     NA          123

Shaw, Pittman, Potts
   & Trowbridge          Washington, DC 20037-1128   NA          235

Sidley & Austin          Chicago, IL 60603           NA           81

Slover & Loftus          Washington, DC 20036        NA          165

Squire, Sanders,
   & Dempsey             Cleveland, OH 44114-1304    NA        2,598

Swidler & Berlin         Washington, DC 20007        NA           73

Wilkes, Artis & Hedrick  Washington DC  20006-2897   NA           34

Other Payees (43)                                    NA          125
                                                               4,735

Engineering Services
Babcock & Wilcox Company  Pittsburgh, PA 15251       NA           80

CDI Corporation           Chicago, Il 60693          NA          112

Dames & Moore             Los Angeles, CA 90070      NA           51

Erin Enginering &
Research                  Walnut Creek, CA 94596     NA          139

Fischer Resources Inc.    Mayfield Hts, OH 44124     NA           48

Gillett Lehman Associates Town & Country, MS 63017   NA           25

Sargent & Lundy           Chicago, IL  60603-5780    NA           54

Other Payees (10)                                    NA           38
                                                                 547

Programming Services

IBM Corporation                Chicago, IL 60603          NA     105

Network Compatability Group     Delaware, OH 43015         NA    234

Pacific Dataware Inc.           Lake Oswego, OR 97035      NA     42

Software Answers Inc.           Macedonia, OH 44056        NA     71

Tech Resource Group Midwest     Cincinnati, OH 45242       NA     32

Other Payees (8)                                           NA     60
                                                                 544

Other Services

Barr Devlin Associates          New York, NY 10022         NA  1,560

Barbour Research, Inc.          Toledo, OH 43614           NA    155

Buckeye State Locating Service  Westlake, OH 44145         NA    140

Business Research Service       Cleveland, OH 44122        NA     33

Central Locating Service        Syracuse, NY  13206        NA     26

Cleveland Electric
   Illuminating Co              Cleveland, OH 44101         A  1,115

Co-Development International    Los Gatos, CA 95030        NA    379

Comys Technical Services        Charlotte, NC 28260        NA    114

Connecticut General Life        Hartford, CT 06152         NA    127

Control Solutions Inc.          Brookpark, OH 44142        NA     46

CPM Scheduling Services         Concord, Oh 44060          NA    175

Cutler/Williams                 Charlotte, NC 28260        NA     30

Dorsey and Company              Cleveland, OH 44115        NA     93

Energy Services Group           Toledo, OH 43614            NA     43

EPRI                            Chicago, IL 60693           NA     54

EVTC                            Independece, OH  44131      NA     50

FTI Corporation                 Baltimore, MD 21263         NA     84

Gateway Commerce Center         Wampum, Pa 16157            NA     55

Geschke Kasper & Associates     Independence, OH 44131      NA     27

Glazer Research Associates      Cleveland, OH 44022         NA     30

Hamilton & Associates           Columbus, OH  43215         NA     44

Health Care Solutions           Toledo, OH 45271            NA     40

McHale USConnect                Akron, OH 44309             NA    699

Medical College of Ohio         Toledo, OH 43609            NA     55

National Decision Systems       San Deigo, CA 92191         NA    133

New Harbor Incorporated         New York, NY 10022          NA    211

New Media Incorporated          Cleveland, OH 44194         NA     42

Ohio Edison                     Akron, OH 44308             NA    447

Penn Mutual Insurance           Cleveland, OH 44115         NA     98

Pioneer-Standard Electronics    Pittsburgh, PA  15250       NA    322

Potomac Communications Group    Washington, DC 20006        NA     30

RGP/Associates                  Parkersburg, WV 26104       NA     37

Root Learning Inc.              Perrysburg, OH 43552        NA     60

Ryder Integrated Logistics      Pittsburgh, PA 15251        NA     34

S&P Solutions                   Cleveland, OH  44192        NA     85

SRC Systems Inc.                Bala Cynwyd, PA  19004      NA    460

St. Charles Hospital            Oregon, OH  43616           NA     26

St. Vincent Medical Center      Toledo, OH  43652           NA     39

Sharon Mutter Field Source      Carmel, IN 46032            NA     35

Strategic Consumer Research     Cleveland, OH 44132         NA     33

Strategic Global Policy         Columbus, OH 43215          NA    150

Sybase                          Cleveland, OH 44115         NA     71

TAD Technical Services Co.       Charlotte, NC 28260        NA     189

Toledo Edison Company            Toledo, OH 43652            A  (1,567)

Walker Information               Indianapolis, IN 46266     NA     103

Other Payees(487)                                           NA   1,954
                                                                (8,166)

Total Outside Services                                         $20,748






                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1996
                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

D E S C R I P T I O N                          AMOUNT

Blue Cross/Blue Shield                         $1,039
Group Life Insurance                              220
HMO-Health Ohio                                    74
AETNA                                              56
Kaiser Permanente                                  72
Dental Insurance                                  137
Prescription Drug Program                         127
Executives - Misc Supplemental Benefits            47
Educational Assistance Program                     86
SFAS 106                                       (1,825)
Employee Assistance Program                       104
Company Picnics                                    44

      TOTAL                                    $  181





              ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                 For the Year Ended December 31, 1996
              GENERAL ADVERTISING EXPENSES ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

D E S C R I P T I O N                   NAME OF PAYEE         AMOUNT

NONE






                                       TOTAL               $





                  ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                     For the Year Ended December 31, 1996
                MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

D E S C R I P T I O N                                  AMOUNT

Board of Directors Fees                                 $  364

Corporate, Civic, Employee Membership,
Industry Dues and Corporate Contributions                3,960



                                        TOTAL           $4,324






                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1996
                             RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

T Y P E O F P R O P E R T Y                        AMOUNT

Office Buildings & Grounds                         $3,960






                                      TOTAL         $3,960





                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1996
                 TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTION:  Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

            K I N D  O F  T A X                          AMOUNT

(1)   OTHER THAN U.S. GOVERNMENT TAXES

      Sales & Use Tax                                  $1,740
      State Unemployment Tax                               38
      Real & Personal Property Tax                          5
            Subtotal                                    1,783
(2)   US GOVERNMENT TAXES

      FICA                                              4,919
      Federal Unemployment Tax                             86
            SubTotal                                    5,005



                                       TOTAL           $6,788






                 ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                    For the Year Ended December 31, 1996
                           DONATIONS - ACCOUNT 426.1

INSTRUCTION:   Provide a listing of the amount included in Account
               426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT           PURPOSE OF DONATION            AMOUNT

NONE





                                          TOTAL           $






                ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                   For the Year Ended December 31, 1996
                      OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account
               426.5,"Other Deductions", classifying such expenses according to their nature.

D E S C R I P T I O N               NAME OF PAYEE          AMOUNT

NONE



                                              TOTAL






                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY
                      For the Year Ended December 31, 1996

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:      The space below is provided for important notes
                   regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Schedule XIV - Notes to Financial Statements







                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                                 ORGANIZATION CHART



BOARD OF DIRECTORS
     Chairman, President & CEO
          Executive Vice President,
            Operations & Engineering
               V. P. Customer Support
               Sr. V. P. Fossil and T&D Operations
                    V.P. T&D Operations
          Senior V. P. Nuclear and V. P. Nuclear-Perry
                V. P. Nuclear - Davis-Besse
          V. P. Finance & Administration
                Controller and Assistant Secretary
                Treasurer
          V. P. Legal & Government Affairs
             and General Counsel
             Corporate Secretary
          V. P. Sales and Marketing





                ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                            METHODS OF ALLOCATION



A.     Kilowatt Sales Ratio

B.     Company Load Ratio

C.     Number of Customers Ratio

D.     Number of Company Employees Ratio

E.     Plant Investment Ratio

F.     Level of Construction Ratio

G.     Total Asset Ratio

H.     Computer Resource Unit Ratio

I.     Tons of Fuel Acquired Ratio

J.     Nuclear Capacity Ratio

K.     Number of Service Company Employees by Group Ratio

L.     Amount of Nuclear Generation Ratio

M.     Composite Factor Ratio






                   ANNUAL REPORT OF CENTERIOR SERVICE COMPANY

                                SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned Company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                          CENTERIOR SERVICE COMPANY
                                         (Name of Reporting Company)

                                         By:  E. LYLE PEPIN
                                         (Signature of Signing Officer)

                                         E. Lyle Pepin, Controller
                                        (Printed Name and Title of
                                         Signing Officer)


Date: February 25, 1997